UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

THE COCA-COLA COMPANY

THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

BANKS, FINLEY, WHITE & CO.

CERTIFIED PUBLIC ACCOUNTANTS

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 25, 2010

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
ASSETS

Investments (Notes 3 and 4)	$1,639,000,204	$1,337,587,167

Accrued interest receivable	124,491	121,282

Due from broker for securities sold	84,155	250,692

NET ASSETS AVAILABLE FOR BENEFITS	$1,639,208,850	$1,337,959,141

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$290,080,833
Dividend income from common stock	24,626,574
Interest and dividend income	15,109,593
Total investment income	329,817,000

Contributions:
Employer	21,835,703
Participants	61,162,957
Rollovers from other qualified plans	1,767,180
Total contributions	84,765,840

Total additions	414,582,840

Deductions from net assets:

Distributions to participants	113,253,776
Administrative expenses	79,355

Total deductions	113,333,131

Net increase in net assets available for benefits	301,249,709

Net assets available for benefits, beginning of year	1,337,959,141

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,639,208,850

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 1 — Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was last amended and restated effective January 1, 2010. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant each payroll period, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in the common stock of The Coca-Cola Company.  Participants may redirect all or any of these Company contributions into other investment options in the Plan.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations. For 2009, the maximum “Before-Tax” annual contribution amount under the Code was $16,500.

Participants who are age 50 or older by the end of the year may make additional “Catch-Up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met. For 2009, the maximum “Catch-Up” contribution amount was $5,500.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies. Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Vesting

Participants are immediately vested in their salary deferral contributions and related earnings, while vesting in Company contributions is based on a graduated schedule over a three-year period as follows: 33% after one year of service, 67% after two years of service and 100% after three years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $886,000 and $951,000 as of December 31, 2009 and 2008, respectively.  The Plan used approximately $177,000 of forfeitures to reduce employer contributions during 2009.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax,” “After-Tax,” and “Rollover” account balances. The following applies to Participant loans:

(a)          The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)         The minimum loan amount is $1,000.

(c)          The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.

(d)         The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $2,197,200 during 2009. These dividends are included in Dividend income from common stock and Distributions to participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from After-Tax account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as administrator, has substantial control of and discretion over the administration of the Plan.  Bank of America, N.A. is the trustee of the Plan (the “Trustee”).

Plan Termination

The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan.  The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.

In the event of the Plan’s termination, if no successor plan is established or maintained, lump sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended.  To the extent any Trust assets represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Employer.  The Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  Money market funds are stated at cost, which approximates fair value. The investments in common stock of The Coca-Cola Company are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year. The investments in collective trust funds are stated at fair value, based on quoted redemption values, also known as net asset values, determined by the investment managers on the last business day of the Plan year. The investments in mutual funds are based on the publicly quoted final net asset values on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any unpaid accrued interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan Document. All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Investments

Effective January 1, 2008, the Plan adopted FASB ASC 820 which established a framework for measuring fair value and expanded disclosures about fair value measurements.  ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —

Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2009 and 2008 are summarized in the tables below:

December 31, 2009:	Level 1	Level 2	Level 3	Total

U.S. equity securities:
Company common stock	$840,709,061	$—	$—	$840,709,061
Collective trust funds	112,279,435	—	—	112,279,435
Mutual funds	220,677,880	—	—	220,677,880

International equity securities:
Mutual funds	119,317,051	—	—	119,317,051

Allocation funds:
Mutual funds	60,658,213	—	—	60,658,213

Fixed income securities:
Collective trust funds	—	129,618,372	—	129,618,372
Mutual funds	115,158,166	—	—	115,158,166

Money market funds	690,915	18,294,670	—	18,985,585

Participant loans	—	—	21,596,441	21,596,441

	$1,469,490,721	$147,913,042	$21,596,441	$1,639,000,204

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Investments (Continued)

December 31, 2008:	Level 1	Level 2	Level 3	Total

U.S. equity securities:
Company common stock	$690,472,923	$—	$—	$690,472,923
Collective trust funds	87,681,267	—	—	87,681,267
Mutual funds	157,816,238	—	—	157,816,238

International equity securities:
Mutual funds	93,128,169	—	—	93,128,169

Allocation funds:
Mutual funds	48,603,042	—	—	48,603,042

Fixed income securities:
Collective trust funds	—	135,185,232	—	135,185,232
Mutual funds	84,797,339	—	—	84,797,339

Money market funds	125,031	18,750,462	—	18,875,493

Participant loans	—	—	21,027,464	21,027,464

	$1,162,624,009	$153,935,694	$21,027,464	$1,337,587,167

The change in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008 is set forth in the table below:

	Participant Loans
	2009	2008
Balance, beginning of year	$21,027,464	$20,646,462
Purchases, sales, issuances and settlements, net	568,977	381,002
Balance, end of year	$21,596,441	$21,027,464

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 was as follows:

	2009	2008
Common stock of The Coca-Cola Company	$840,709,061	$690,472,923
Bank of America Retirement Preservation Trust	129,618,372	135,185,232
BlackRock Equity Index Fund	112,279,435	87,681,267

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Investments (Continued)

During the year ended December 31, 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$176,184,565
Mutual funds	89,588,714
Collective trust funds	24,307,554
Net appreciation in fair value of investments	$290,080,833

Note 4 — Transactions with Parties-in-Interest

During the year ended December 31, 2009, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	1,504,469	$72,531,290	N/A
Sales	1,167,849	$56,803,876	$10,834,826
In-kind distributions	839,667	$41,675,841	N/A
Dividends received	N/A	$24,626,574	N/A

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2009	14,749,282	$840,709,061
December 31, 2008	15,252,329	$690,472,923

The Plan’s investments in the Cash Management Account and Retirement Preservation Trust are managed by Bank of America, N.A.  The Plan’s investments in the Government Fund, Small Cap Index Fund, International Index Fund, Basic Value Fund, Equity Index Fund, Global Allocation Fund, and Large Cap Core Fund are managed by BlackRock, Inc., an affiliate of the Trustee, and, therefore, the transactions in these funds qualify as party-in-interest.   Effective November 2, 2009, the charter of Merrill Lynch Bank & Trust Company, FSB collapsed into Bank of America, N.A. and Bank of America, N.A. became the successor trustee.

Note 5 — Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statement of net assets available for benefits.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.

Note 7 - Subsequent Events

We have evaluated material events and transactions that have occurred after the balance sheet date and concluded that no subsequent events have occurred through the date the financial statements were issued, June 25, 2010, that require adjustment to or disclosure in these financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

EIN:  58-0628465   PN: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	FFI Government Fund	$18,294,670

*	Bank of America, N.A.	Cash Management Account	690,915

	Total Money Market Funds		18,985,585

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	840,709,061

	COLLECTIVE TRUST FUNDS:

*	BlackRock, Inc.	Equity Index Fund	112,279,435

*	Bank of America, N.A.	Retirement Preservation Trust	129,618,372

	Total Collective Trust Funds		241,897,807

	MUTUAL FUNDS:

	AIM Advisors, Inc.	Capital Development Fund	14,067,634

	AIM Advisors, Inc.	International Growth Fund	15,660,449

	AIM Advisors, Inc.	Large Cap Growth Fund	7,835,875

	Allianz NFJ	Small Cap Value Fund	36,014,958

	American Funds	Growth Fund of America	24,775,366

*	BlackRock, Inc.	Basic Value Fund	30,966,075

*	BlackRock, Inc.	Global Allocation Fund	60,658,213

*	BlackRock, Inc.	International Index Fund	18,453,352

*	BlackRock, Inc.	Large Cap Core Fund	10,838,319

*	BlackRock, Inc.	Small Cap Index Fund	11,684,097

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	Calvert Asset Management Co., Inc.	Income Fund	23,446,477

	Davis Selected Advisers, L.P.	New York Venture Fund	34,153,725

	DWS Investments	U.S. Bond Index Fund	25,946,931

	Fidelity Investments	Advisor Diversified International Fund	3,029,126

	ING Investments, LLC	International Small Cap Fund	25,614,939

	ING Investments, LLC	International Value Fund	23,202,989

	Oppenheimer Funds	Equity Fund	13,841,634

	Janus Capital	Perkins Small Cap Value Fund	14,554,010

	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	65,764,758

	Pioneer Investment Management, Inc.	Pioneer Fund	12,113,416

	RS Investments	RS Partners Fund	5,988,878

	Sentinel	Small Company Fund	3,843,893

	Thornburg Investment Management, Inc.	International Value Fund	33,356,196

	Total Mutual Funds		515,811,310

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from 3.25% to 10.5%. Maturities through 2024.	21,596,441

	TOTAL ASSETS (HELD AT END OF YEAR)		$1,639,000,204

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN
(Name of Plan)

By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date:  June 25, 2010

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm